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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934

Amendment No. 4—Final Amendment

WORLDWIDE RESTAURANT CONCEPTS, INC.
(Name of Issuer)

Worldwide Restaurant Concepts, Inc.
Kevin W. Perkins
Pacific Equity Partners Fund II, L.P.
Aus Holdco Pty Limited
Aus Bidco Pty Limited
US Mergeco, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

98160A107
(CUSIP Number of Class of Securities)

Michael B. Green
Vice President and General Counsel
15301 Ventura Blvd., Suite 300, Building B, Sherman Oaks, California 91403
(818) 662-9800
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Karen E. Bertero Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 Telephone: (213) 229-7000	Raj Marphatia Ropes & Gray LLP One International Place Boston, Massachusetts 02110 Telephone: (617) 951-7000

        This statement is filed in connection with (check the appropriate box):

a.
☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13E-3(c) under the Securities Exchange Act of 1934.

b.
☐ The filing of a registration statement under the Securities Act of 1933.

c.
☐  A tender offer.

d.
☐ None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☐

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☒

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(1)

$218,256,518	$25,689

(1)
The filing fee is determined based upon the sum of (a) the product of 27,879,764 shares of common stock, par value $0.01 per share, of Worldwide Restaurant Concepts, Inc. outstanding as of June 14, 2005 and the maximum per share merger consideration of $7.25 and (b) the difference between the maximum per share merger consideration of $7.25 and the exercise price per share of each of the 3,228,116 shares of common stock options outstanding with respect to which the per share exercise price is less than $7.25 (equal to $16,128,229 in the aggregate). In accordance with Exchange Act Rule 0-11(c) the filing fee was determined by calculating a fee of $117.70 per $1,000,000 of the maximum aggregate merger consideration of $218,256,518.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of Filing.

Amount Previously Paid:	$25,689
Form or Registration No.:	Preliminary Proxy Statement on Schedule 14A
Filing Party:	Worldwide Restaurant Concepts, Inc.
Date Filed:	June 15, 2005

INTRODUCTION

        This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Worldwide Restaurant Concepts, Inc. ("WRC" or the "Company"), a Delaware corporation and the issuer of the equity securities which are the subject of a Rule 13e-3 transaction, Kevin W. Perkins, an individual, Pacific Equity Partners Fund II, L.P., a Delaware limited partnership ("PEP"), Aus Holdco Pty Limited, a Victoria, Australia, proprietary limited company ("Aus Holdco"), Aus Bidco Pty Limited, a Victoria, Australia, proprietary limited company ("Aus Bidco"), and US Mergeco, Inc., a Delaware corporation ("Mergeco"). Mergeco is a newly formed entity wholly owned by Aus Bidco, Aus Bidco is a newly formed entity wholly owned by Aus Holdco and Aus Holdco is a newly formed entity wholly owned by PEP and funds managed or advised by PEP.

        This Amendment No. 4 is being filed as the final amendment to the Rule 13e-3 Transaction Statement on Schedule 13e-3 originally filed on June 15, 2005 and subsequently amended on July 6, 2005, August 8, 2005, and August 22, 2005 by amendments thereto. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in the original Rule 13e-3 Transaction Statement, as amended to date, and the final Proxy Statement, dated August 22, 2005.

        On September 21, 2005, WRC's stockholders voted to adopt the Agreement and Plan of Merger, dated as of April 28, 2005 and amended as of June 9, 2005, by and among WRC, Aus Bidco and Mergeco (the "Merger Agreement"). On September 22, 2005, the merger of Mergeco with and into WRC (the "Merger") was consummated, with WRC emerging as the surviving corporation of the Merger and a wholly-owned subsidiary of Aus Bidco. In the Merger, each issued and outstanding share of WRC common stock was cancelled and automatically converted into the right to receive $6.92 in cash based on the formula set forth in the Merger Agreement.

        WRC has filed a Form 15 with the Securities and Exchange Commission ("SEC") in order to deregister its Common Stock under the Securities Exchange Act of 1934, as amended. In addition, WRC has delisted its Common Stock from the New York Stock Exchange ("NYSE") and requested that the NYSE submit a Form 25 to the SEC to report that the shares of Common Stock are no longer listed on the NYSE.

Item 16. Exhibits.

        (a)(2) Press Release of Worldwide Restaurant Concepts, Inc., dated September 20, 2005, announcing that Houlihan Lokey Howard & Zukin Financial Advisors has rendered a written bring-down opinion to the Special Committee and the Board of Worldwide Restaurant Concepts and attaching such opinion.

        (d)(6) Syndicated Multi-Currency Senior Facilities Agreement, dated September 22, 2005, by and among the following parties: each party listed in part 1 of schedule 1(each a Borrower); each party listed in part 2 of schedule 1 (each an Initial Guarantor); each party listed in schedule 2 (each a Financier); National Australia Bank Limited (Senior Agent); Westpac Banking Corporation (Security Trustee); Westpac Banking Corporation (Australian WC Facility Provider) and National Australia Bank Limited (US LC Facility Provider).

        (d)(7) Mezzanine Facility Agreement, dated September 22, 2005, by and among Aus Bidco Pty Limited, each party listed in schedule 1, National Australia Bank Limited and each party listed in schedule 2.

SIGNATURES

        After due inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Worldwide Restaurant Concepts, Inc.
Dated: September 22, 2005	By:	/s/ A. KEITH WALL
	Name:	A. Keith Wall
	Title:	Vice President and Chief Financial Officer
Pacific Equity Partners Fund II, L.P.
By: Pacific Equity Partners (Jersey) Limited, its General Partner
Dated: September 22, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
Aus Holdco Pty Limited
Dated: September 22, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
Aus Bidco Pty Limited
Dated: September 22, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
US Mergeco, Inc.
Dated: September 22, 2005	By:	/s/ ROBERT KOCZKAR
	Name:	Robert Koczkar
	Title:	Director
Dated: September 22, 2005	By:	/s/ KEVIN PERKINS
	Name:	Kevin Perkins

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EXHIBIT INDEX

Exhibit Number	Description

        (a)(2) Press Release of Worldwide Restaurant Concepts, Inc., dated September 20, 2005, announcing that Houlihan Lokey Howard & Zukin Financial Advisors has rendered a written bring-down opinion to the Special Committee and the Board of Worldwide Restaurant Concepts and attaching such opinion.

        (d)(6) Syndicated Multi-Currency Senior Facilities Agreement, dated September 22, 2005, by and among the following parties: each party listed in part 1 of schedule 1(each a Borrower); each party listed in part 2 of schedule 1 (each an Initial Guarantor); each party listed in schedule 2 (each a Financier); National Australia Bank Limited (Senior Agent); Westpac Banking Corporation (Security Trustee); Westpac Banking Corporation (Australian WC Facility Provider) and National Australia Bank Limited (US LC Facility Provider).

        (d)(7) Mezzanine Facility Agreement, dated September 22, 2005, by and among Aus Bidco Pty Limited, each party listed in schedule 1, National Australia Bank Limited and each party listed in schedule 2.

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INTRODUCTION
  Item 16. Exhibits.
SIGNATURES
EXHIBIT INDEX